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Lahar 12/01/2023 2:39 PM

yes, thankfully so

December 4, 2023

Graphene Yesterday at 6:10 PM

@Ambassador Hey all! If it seems like I've been a bit less present over the last few months, it's because I've been working on fundraising to have more resources to pay our team and develop and expand NeonMob. I've been talking mostly to professional gaming investors thus far, but we're now looking at a WeFunder campaign, which would allow anyone to invest. Here's our page (it's still pre-launch, so don't share it outside this channel yet):

https://wefunder.com/neonmob

Let me know if you have any questions or feedback on the campaign, and if this is something that interests you, please go ahead and hit "invest" to reserve your spot! It isn't a commitment to anything at this point, it just helps us judge interest.

(Required legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

NeonMob on Wefunder

Invest in NeonMob: A new way to collect art and support artists online

A new way to collect art and support artists online



~Crowdfunding~

TEAM — 4

- Cybert
- Graphene
- Hyphae
- wabisabiro

MODERATOR — 1

- Kyla — Approximate Knowledge o...

ONLINE — 8

- 23MARS — I am a MM (20 vouches)
- Dyno BOT — Playing dyno.gg | ?help
- Dyno BOT — Playing dyno.gg | ?help
- msdeelaw
- NeonMob Bot BOT
- TranceGamer
- YvieRay (SmolDrgn)
- Daily Drop BOT

NeonMob is now on WeFunder!

Hi NeonMobsters,

As we look to the future of NeonMob, we have a very exciting vision for what NeonMob can be for the wider digital art community– not just a place to collect and trade cards, but also a personal gallery with fun ways to enjoy your favorite pieces and show them off in your everyday life. We're proud of what we've accomplished since NeonMob came into our care, but to be able to maintain the site, implement features the community asks for, and pursue that vision, we need more resources - aka money.

That's going to come from a variety of sources. Pro accounts and credit purchases are an important source of ongoing support, but don't currently provide what we need to move the site forward. One way that can help close that gap is an equity crowdfunding campaign via WeFunder, which would allow the whole NeonMob community to invest in the future of NeonMob, support our work, and own a part of our success.



You can invest in NeonMob on WeFunder here!

This is currently in the "testing the waters" phase. We highly encourage you to reserve now if you're interested in investing - it helps us show we have a passionate and supportive community before we launch on WeFunder more broadly - but it's not a commitment. If you're not interested or able to invest, we still encourage you to read through the campaign to get an idea of what we want to work towards! (Plus we're really proud of our Number Go Up graphs.)

Full legal disclosures: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

–

What is equity crowdfunding? Is it like Kickstarter/GoFundMe/etc.?

In that it is funding done by a crowd, yes. But equity crowdfunding is different from other kinds of crowdfunding. Kickstarter is generally used to get a product started, especially when it has up-front costs like manufacturing or printing; backers generally receive the product and various other bonus rewards. GoFundMe is for donations, made to support a cause or event with no expectation of any return.

Money put in via WeFunder and other equity crowdfunding platforms is an investment in the company, and allows you to own a piece of it.

So I'm buying NeonMob stock?

Sort of, but not exactly. NeonMob is a very small private company, so you can't just buy stock the way you might buy shares of Apple. Generally the SEC doesn't permit anyone but accredited investors to invest in private companies (for a variety of reasons, mostly around protection from scams and risky investments). One major exception, though, is Regulation Crowdfunding, which allows non-accredited investors (i.e., people who are neither professional investors or rich) to invest under a number of restrictions - it must be through a trusted platform, the company must disclose their financials, and there are limits to how much you can invest and how much the company can raise. WeFunder is just such a platform, and in fact pioneered this sort of crowdfunding.

One specific investment contract that is frequently used by startups is called a SAFE - Simple Agreement for Future Equity. This doesn't give you equity (stock) yet - it's a promise that at a future point when professional investors set a price for it, you'll receive equity at that price or better. This postpones a lot of the complex and expensive work that would be required to sell actual priced equity.

Even at the point the SAFE converts to actual equity, it's likely a company is still private, and most of the time you can't just go out and sell your stock. If you're looking to get your money back, you need to wait for an "exit" event - usually either NeonMob going public (IPO) or being acquired by another company.

Am I going to get rich investing in NeonMob?

Statistically, probably not. Overall, you should approach this as a highly risky and very long-term investment, and only put in what you can afford to lose. On the other hand, if you (like us!) are passionate about NeonMob and believe in our ability to raise more money and grow going forward, it may be a bet you want to make - and it is possible that in 5-10 years it will be worth many times what you put in.

You can check out WeFunder's FAQ for more information.

NeonMob

2 hours ago



Invest in NeonMob: A new way to collect art and supp...

NeonMob is currently a cool collecting game, but we want it to be the future of digital art! Check out our WeFunder, and help support the vision! Something so exciting it comes with mandatory Legal Disclosures

7 responses

NeonMob
Read more about why we're fundraising and what investing on WeFunder means on our blog:



NeonMob is now on WeFunder! — NeonMob Help Center

NeonMob
This campaign is in the "testing the waters" phase. Investing early helps us show we have a passionate and supportive community before we launch on WeFunder more broadly.

NeonMob
If you're an artist who isn't in a position to support financially, you can also help out by donating a commission slot and/or helping with promotion! Fill out this form if you're interested in that:

Creator Interest Check for WeFunder Campaign

BURN THE GOAT

NeonMob

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LINES GO SO UP

BURN THE GOAT
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Graphene Today at 4:08 PM

@everyone And we're down! While our backend maintenance work proceeds, we have some more NeonMob news:

We are putting together a WeFunder campaign, which will allow anyone to own a part of the future of NeonMob - and of the future of digital art generally! Read more:

https://help.neonmob.com/news/2023/12/11/neonmob-is-now-on-wefunder

This is still in "testing the waters" phase - reserving your spot now helps us show we have a passionate and supportive community before we launch on WeFunder more broadly. Even if you're not interested or able to invest, we encourage you to read through the campaign to get an idea of our vision for the future!

Also, you'll notice that the "Artist and Collector Testimonials" section currently has some screencaps of comments from our 1M Carat Challenge in June. We'd like to include some more recent comments from the community, so if you link to a social media post talking about what you like about NeonMob in # social-shares, we'll get you 25k carats! If you don't have public social media, you can also leave comments in # feedback-and-ideas - those won't get carats, but we appreciate them either way. ✨ (edited)

NeonMob Help Center

NeonMob is now on WeFunder! — NeonMob Help Center



Hi NeonMobsters, As we look to the future of NeonMob, we have a very exciting vision for what NeonMob can be for the wider digital art community– not just a place to collect and trade cards, but also a personal gallery with fun ways to enjoy your favorite pieces and show them off in your everyday l

👍 13

Own a piece of NeonMob via WeFunder! - Archive • michael@co2ign.com

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Own a piece of NeonMob via WeFunder!

N
NeonMob <Feedback@neonmob.com>
To: Michael Ter Mors

Yesterday at 9:27 PM

NEONMOB by CO2ign



Exciting news for NeonMob: We are putting together a WeFunder campaign, which will allow anyone to own a part of the future of NeonMob - and of the future of digital art generally! Read more on the blog.

This campaign is still in “testing the waters” phase - reserving your spot now gets you “early bird” terms and helps us show we have a passionate and supportive community before we launch on WeFunder more broadly. Even if you’re not interested or able to invest, we encourage you to read through the campaign to get an idea of our vision for the future!

Full legal disclosures: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Read More on the Blog

neonmob by CO2ign

VISIT WEFUNDER

The future of online art



It's always been hard for artists to make a living, but in the past three years it's become almost impossible.

NeonMob is currently a digital art trading card game with a passionate community of 50k collectors and 13k artists, but we believe it can be the new way to collect art and support artists online.

To help fund this vision, we're soon launching a Wefunder campaign. Wefunder is an equity crowdfunding platform that allows anyone to invest in early-stage businesses, rather than just professional investors.

Learn more about our vision and the nitty gritty numbers on Wefunder. If you'd like to be one of our first investors, you can reserve now!

VISIT WEFUNDER

Wefunder legal disclosure: NeonMob is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

STAY UPDATED

Sign up to receive updates on the Wefunder campaign.

If you're willing to repost or share a few premade promotional graphics when we announce our launch, check the "I'll help promote" box and we'll be in touch!

Email (required)

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☐ I'd like to help promote the campaign on launch

Submit

image credits (above): Group Picture III (Vicktor Koch), Sun Flood Woods (Matthias), Alice in a Klimt Dream (Jasmine Becket-Griffith), The Painter (Ivy Dolamore), Red Shadow (Teal Newcomb), Harajuku crew (Serban Avrigeanu), Under the Rain it's so better (Isura Ink)

image credits (social media preview): Tiny Shrine (bryroglyph), Primavera (May), Day of the Dead Lady (Ashley Benson), Spirit of Navigation (Echo Chernik), the spirit of the forest (Aironi girl), Mari Lwyd (Mythka), THE DEMON (Ludo)

Wefunder launches 2/2; new free pack perk

Updates on our Wefunder campaign: Our official public launch date will be **Friday, February 2**! The Wefunder page has new content and a perk that gets you a special free pack, forever! And we have a request for YOUR help making our launch a big deal!

Updates!

We've done a glow up on the Wefunder campaign page based on your feedback - thanks for everyone's contributions!

We also have a shiny new landing page at supportartists.online to make it easy to share our ✨*vision*✨ not just for NeonMob, but for online art in general, and sign up to keep updated.

Most excitingly, we've added a new perk for NeonMobsters: Anyone who invests will gain access to a special freebie pack tier on all Unlimited series... *forever**. This Wefunder investor pack tier gives one additional free pack with improved odds per day. If you've been meaning to invest, now is a great time to do it!

* Forever starting when the Wefunder campaign is successful (not immediately)

We need your help!

As with most online-based campaigns, to make ours successful, we'll need to make sure it gets lots of attention on and around launch day. We'll have posts on all our social media, as well as premade graphics and blurbs for anyone to post.

Sign up using the form on the landing page to keep updated if you're willing to help share!

Partner to promo!

We're also working on larger promo events, and are eager to plan more!

- If you have an audience on Twitch or Youtube and would like to host a pack-opening stream, we can give you extra free packs keep the train a-rollin'!
- If you host a stream or podcast that discusses art, tech, or gaming-related topics, Carly (aka Graphene) would love to come on to chat! She's spent 15+ years in tech, and has an equally long tenure as a passionate gamer, creator, and cosplayer, and always enjoys the chance to discuss these things.
- We're open to ideas! You know best what you'd enjoy doing.

Drop us a line at promo@neonmob.com to discuss.

Thank you!

We greatly appreciate everyone who's invested so far - getting investments in this "soft launch" period, even in small amounts, helps us show the excitement people have for NeonMob.

Even if you haven't invested, thank you for all your love for NeonMob! The passion of this platform and its community are why we're pursuing the Wefunder campaign: we want NeonMob to be a way to collect and enjoy art while supporting artists for many more people, and long into the future.

Happy Collecting!

NeonMob Team

Wefunder legal disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: NeonMob
To: Carly Rector
Subject: Wefunder launches 2/2; new free pack perk
Date: Friday, January 12, 2024 3:43:11 PM

Wefunder updates

Hi NeonMobsters,

Updates on our Wefunder campaign: Our official public launch date will be Friday, February 2! The Wefunder page has new content and a perk that gets you a special free pack, forever! And we have a request for YOUR help making our launch a big deal!

Read more on the blog, and see all the updates on the Wefunder page.

We greatly appreciate everyone who's invested so far - getting investments in this "soft launch" period, even in small amounts, helps us show the excitement people have for NeonMob.

Even if you haven't invested, thank you for all your love for NeonMob! The passion of this platform and its community are why we're pursuing the Wefunder campaign: we want NeonMob to be a way to collect and enjoy art while supporting artists for many more people, and long into the future.

Happy Collecting!

NeonMob Team

Wefunder legal disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: NeonMob
To: @loishh1
Subject: Be part of a new way to collect art and support artists online!
Date: Wednesday, January 17, 2024 6:20:28 PM

Hi all,

Right upfront: This is a mass email, sent to artists whose work we found and enjoyed. I promise it doesn't have anything to do with N/F/T/s, and we won't pretend to need a commission and scam you.

It's never been rougher to be an artist online. We're trying to change that for everyone, and we'd love your help.

HI WE'RE NEONMOB

NeonMob is a free-to-play art collecting platform with a passionate community of thousands of artists and over 50k collectors. It launched in 2012 and announced a shut down in January 2023. Instead, we acquired it, and over the past 9 months have made changes to better support artists. So far, we've improved game balance to increase artist earnings, launched co-promotion programs, and updated policies to no longer accept series created with AI.

WHAT WE WANT TO DO

We have a big vision for NeonMob: For users, not just a place to collect and trade cards, but a true online art collection. For artists, somewhere their creative work is recognized and rewarded in proportion to how much people love it - with money, not just likes.

People spend much more on NeonMob than an average free-to-play game. Our audience is currently small, and so our artist royalties are similarly small; but if we can bring the millions of people who love and follow artists online to NeonMob, it can be a platform that artists can depend on.

To fund this vision, we're launching a Wefunder publicly on Friday, February 2. This is our Big Push to get NeonMob attention from the wider art community, get us resources for those future plans we're so excited for, and bring in a lot more collectors who support artists.

WHAT WE NEED YOUR HELP WITH

We're reaching out to artists to build excitement and get feedback ahead of launching our Wefunder, and in particular, we're looking for help promoting it as much as possible on launch day. You can sign up on our landing page to keep updated.

We'll have social media materials available, but can also do things like provide free packs for pack-opening streams, affiliate bonuses, guest appearances, or whatever else you'd be interested in!

(If you are able to invest yourself, of course we'd love that too. You can reserve on the Wefunder page. But getting the word out is our biggest need!)

If you want to give NeonMob a try as a collector or creator, sign up via this link for a 3-mo free Pro subscription and 1M site currency. You can jump into the series creator right away, with no obligation.

If you have other ideas, feedback, or questions, please reply to this email!

Thanks for reading,

NeonMob Team

Wefunder Disclosures:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From:	NeonMob
To:	Carly Rector
Subject:	NeonMob Artists: Help us promo on 2/2!
Date:	Tuesday, January 16, 2024 5:19:36 PM

Hi all,

By now you've hopefully seen the news that our Wefunder is launching Friday, February 2! This is our Big Push to get NeonMob some attention from the wider art community, get us the resources for those future plans we're so excited for, and bring in a lot more collectors who like supporting artists.

We'll need to get as many people as possible to help spread the word - the bigger a splash we make on launch day, the better we'll do on the Wefunder homepage (and in general, of course.) Our credibility as an art platform comes from you, as the people creating the art we're all here to collect, so the campaign will only be successful with your help!

We'll have social media posts up on launch day, as well as some premade graphics and blurbs we'll share a few days beforehand. Sign up on our landing page to get all the updates!

If you're interested in doing a larger promo, like a stream, interview, or something else, reply to this email - we'd love to plan something with you!

As always, thanks for supporting the platform with all your amazing work

NeonMob Team

Wefunder Disclosures:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: NeonMob
To: Carly Rector
Subject: Hero Artist: increased royalty rate for Wefunder launch week!
Date: Tuesday, January 16, 2024 5:08:30 PM

Hi Hero Artists!

By now you've hopefully seen the news that our Wefunder is launching Friday, February 2! This is our Big Push to get NeonMob some attention from the wider art community, get us the resources for those future plans we're so excited for, and bring in a lot more collectors who like supporting artists.

However, the campaign will only be successful with your help! As we're sure you know, online success comes from a "big splash", and our credibility as an art platform comes from you, the people creating the art we're all here to collect!

We'd like to have several special series for the campaign's launch week. We're offering increased royalties of 50% to our Hero Artists if you can have a series (min 15 cards) ready by then and will post a Wefunder promo graphic alongside your regular series promo. As always, it wouldn't need to be newly created art. We'd be happy to support any other promo you'd like to do as well.

Let us know what ideas you have! As always, thanks for your incredible partnership.

Lahar & NeonMob Team

Wefunder Disclosures:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform . Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.